SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration No. 1431-1 NIRE 41300036535 CERTIFICATE OF THE MINUTES OF THE 280th ORDINARY MEETING OF THE BOARD OF DIRECTORS I hereby certify, for all intents and purposes, that on November 12, 2026, at 8:30 a.m., at Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR, the members of the Board of Directors - CAD, who sign at the end, met to discuss the items on the agenda for this meeting. Mr. Marcel Martins Malczewski, Chairman of the Board, greeted everyone, noted the participation of Mr. Daniel Pimentel Slaviero as a guest, and invited me, Isabel Zaiczuk Raggio, to serve as secretary. Among other matters, the Board of Directors deliberated on: 01. INTERIM FINANCIAL STATEMENTS FOR THE THIRD QUARTER OF 2026 (CONSOLIDATED) - Mr. Felipe Gutterres Ramella, Vice President of Finance and Investor Relations, accompanied by the accounting team, presented information regarding the Interim Financial Statements for the period ended September 30, 2026. He noted that the quarterly information is in the final stages of review by the independent auditor, PricewaterhouseCoopers Auditores Independentes Ltda. - PwC, which is expected to issue an unqualified Independent Auditor’s Report on this date. Next, the members of the Statutory Audit Committee were heard. After reviewing the matter, they stated that the Interim Financial Statements for the period ended September 30, 2026, are ready for approval by the Board of Directors. Thus, after: a) receiving and reviewing the final version of the Interim Financial Statements for the period ended September 30, 2026; b) reviewing the information provided by PwC regarding the Financial Statements; and c) receiving the favorable opinion of the Executive Board of Copel (Holding), expressed at its 2671st Meeting, held on November 5, 2026; the Board of Directors unanimously resolved to approve the Interim Financial Statements of Copel (Holding) for the period ended September 30, 2026, and to forward them to the Supervisory Board for review and issuance of its Opinion, and subsequently to the Brazilian Securities and Exchange Commission for filing, in accordance with applicable regulations. ------------------------------------------------------------------------------------------- 02. ANNUAL REVIEW OF COPEL’S MATERIALITY PROCESS FOR 2025–2027 - Mr. Vicente Loiácono Neto, Executive Director of Governance, Risk, and Compliance, presented the review of Copel’s materiality for the period from 2025 to 2027 to the Board of Directors for deliberation. He explained that the process, the details of which are included in the Copel Materiality Report 2025 2027, resulted in the retention of the following material topics: 1) Governance and Regulatory Environment; 2) Performance and Strategy; 3) Customer Relations; 4) Environmental Responsibility; 5) Society and Engagement; 6) People Management, Health, and Safety; 7) Climate and Business Sustainability; and 8) Innovation, Transformation, and Digital Security. Next, members of the Sustainable Development Committee (CDS) were heard; they reported having analyzed the matter at their 63rd Meeting on November 9, 2026, and recommended its approval to this Board. After reviewing and discussing the matter, and considering the favorable recommendation of the Joint Executive Board at its 2,671st Meeting on November 5, 2026, as well as that of the CDS, as noted above, the Board of Directors unanimously resolved to approve the Copel 2025 2027 Materiality Report, as documented in the records held by the Department of Secretariat, on the grounds that the topics remain current, representative, and aligned with the Company’s reality. -------------------------------------------------------------------------------------------------------- COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration No. 1431-1 NIRE 41300036535 03. INTERNAL REGULATIONS OF THE EXECUTIVE BOARDS - Mr. Vicente Loiácono Neto, Governance, Risk, and Compliance Executive Officer, presented a proposal to adapt and amend the Internal Regulations of the Executive Boards of Copel (Holding Company) and its Wholly-Owned Subsidiaries, including the creation of the Vice Presidency of Operations, the renaming of the Vice Presidency of Regulation and Market to Vice Presidency of Regulation and Institutional Relations, and the repositioning of the Governance, Risk, and Compliance Executive Office, which will be separated from the Legal and Compliance Vice Presidency (which will henceforth be known as the Legal Vice Presidency), and will report directly to the Presidency, also incorporating Internal Audit into its scope — a function previously linked to the Presidency through the Internal Audit Office. Consequently, its name will be changed to the Governance, Risk, Compliance, and Audit Executive Office. Next, the members of the Sustainable Development Committee (CDS) were heard; they reported that they had reviewed the matter at their 63rd Meeting on November 9, 2026, and recommended its approval to this Board. After reviewing and discussing the matter, and considering the favorable recommendation of the Joint Executive Board at its 2,671st Meeting on November 5, 2026, as well as that of the CDS, as noted above, the Board of Directors unanimously resolved to approve the proposed amendments and updates to the Internal Regulations of the Executive Boards of Copel (Holding Company) and its Wholly-Owned Subsidiaries, as detailed in the document currently held by the Department of Secretariat. --- The other matters dealt with at this meeting have been omitted from this certificate, out of legitimate caution, supported by the Administration’s duty of secrecy, in accordance with the caption of article 155 of Law no. 6.404/76, since they relate to interests that are merely internal to the Company, and therefore fall outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. Attendees: MARCEL MARTINS MALCZEWSKI (Chairman); GERALDO CORRÊA DE LYRA JUNIOR; HARRY SCHMELZER JUNIOR; JACILDO LARA MARTINS; MARCO ANTÔNIO BARBOSA CÂNDIDO; MOACIR CARLOS BERTOL; PEDRO FRANCO SALES; RAUL ALMEIDA CADENA; VIVIANE ISABELA DE OLIVEIRA MARTINS; and ISABEL ZAICZUK RAGGIO (Secretary). ISABEL ZAICZUK RAGGIO Copel’s Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 12, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.